Exhibit 99.1

Alcon Gains FDA Approval for LADAR6000™ Excimer Laser and Wavefront-Guided Hyperopia

FORT WORTH, TX – May 8, 2006 – Alcon, Inc. (NYSE:ACL) announced today that the U.S. Food & Drug Administration (FDA) has approved its LADAR6000™ Excimer Laser with high speed ablation for use in LASIK and PRK refractive surgery. With a 50% faster ablation rate than previous LADARVISION® platforms, the LADAR6000™ laser significantly decreases surgical time, especially in higher refractive correction ranges, and results in less exposure of the corneal flap. The LADAR6000™ laser, developed on a flexible platform to allow for future upgrades, also includes a number of enhancements that are designed to improve overall system performance, ease of use, and patient flow.

The FDA also granted the industry’s broadest wavefront-guided hyperopic indication for Alcon’s CUSTOMCORNEA® procedure on both the LADAR6000™ laser and the LADARVision® 4000 System. With this approval, surgeons are able to treat hyperopia and hyperopic astigmatism (+0.75D to +5.00D sphere with up to -3.00D cylinder) in addition to the current range for myopia and myopic astigmatism.

About Alcon

Alcon, Inc. is the world's leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company's Web site at www.alconinc.com.

Caution Concerning Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to successfully market and sell the LADAR6000™ laser for wavefront-guided laser eye surgery. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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For information, contact:

Alcon

Doug MacHatton (817) 551-8975 (investors)

www.alconinc.com

Lisa Fullam & Associates, Inc.

Lisa Fullam (480) 585-6950 (media)

Lisa4LFA@aol.com